FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Interim business report for the first half of the fiscal year ending March 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: February 6, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

(Summary Translation)

Interim Business Report

(from April 1, 2005 to September 30, 2005)

Hitachi, Ltd.

Tokyo, Japan

(Note) Certain information including product introduction is omitted from this English translation.

To Our Shareholders:

We take the opportunity of sending you this report on the business results for the first half of fiscal 2005 to express our heartfelt gratitude for your continued support and understanding.

During the half-year period under review, the Japanese economy was buoyed by rising consumer spending due mainly to improvement in employment and personal income, and also by an increase in private-sector plant and equipment investment.

In this business environment, consolidated revenues increased 2% from the same period of the preceding year, to JPY4,413.3 billion.

Although Power & Industrial Systems, High Functional Materials & Components, and Financial Services posted higher operating income than in the same period a year earlier, falling prices of plasma TVs, LCDs and hard disk drives depressed operating income in Digital Media & Consumer Products, Electronic Devices, and Information & Telecommunication Systems. The result was that consolidated operating income exceeded projected performance but nevertheless decreased 39% from the same period of the previous year, to JPY77.7 billion. Taking non-operating income of JPY29.0 billion and non-operating expense of JPY24.7 billion into account, income before income taxes amounted to JPY82.1 billion. However, owing to an increase in the relative tax burden and other factors, net loss amounted to JPY10.9 billion.

Looking at unconsolidated results, Hitachi, Ltd. (the “Company”), recorded revenues of JPY1,210.7 billion, up 5% from a year earlier. Although net income was higher than projected, it decreased 24% from the same period of the preceding year, to JPY20.0 billion.

In line with its long-standing policy of endeavoring to maximize shareholder benefit through increase in corporate value and steady dividend growth, the Board of Directors determined the amount of an interim dividend to be paid to shareholders at JPY5.5.

During the period under review, management moved forward to the strengthening of competitiveness in the plasma TV business in response to the rapid expansion of domestic and overseas flat-panel TVs markets. In April, the Company increased its holdings in Fujitsu Hitachi Plasma Display Limited (“FHP”), a joint-venture company between the Company and Fujitsu Limited, so as to make FHP a consolidated subsidiary of the Company and establish capability within the Hitachi Group to manufacture TVs starting from the production of plasma display panels. In May, management decided to invest a total of JPY85.0 billion in new plant and equipment for increasing FHP’s production capacity.

In another move, the Hitachi Group is using finger vein authentication technology developed exclusively by the Company to build a stronger position in the information security business. Advantage is being taken of the outstanding robustness against falsification and high accuracy of the Company’s technology to provide more reliable personal identification than possible with passwords and similar means in a broad range of fields, including ATMs, building access security systems, and personal computer user authentication devices.

The goal of increasing the ratio of overseas operations continues to be advanced by concentrating on businesses that set Hitachi apart in local markets. One notable success stemming from this initiative came in June, when Hitachi succeeded in securing an order for railway vehicles and related maintenance services in the United Kingdom, birthplace of the public railway.

In addition, steps are being taken to reinforce core businesses through centralization of management resources within Hitachi. In October 2005, preparation was begun toward the consolidation of Hitachi Plant Engineering & Construction Co., Ltd., Hitachi Kiden Kogyo, Ltd., Hitachi Industries Co., Ltd., and part of the Company’s Industrial Systems Group. The new company, to be formally established in April 2006, will provide Hitachi with integrated capability extending from design and production to construction and services of water treatment systems, industrial plants and other businesses at the social and industrial infrastructure level. Elpida Memory, Inc., a semiconductor operations company set up jointly with NEC Corporation in 1999, ceased to be an equity-method affiliate of the Company, in September 2005, when the Company sold part of its shares.

The Hitachi Group Pavilion at the Aichi Expo 2005 was a resounding success that attracted 1.7 million visitors over the 185 days that the Expo ran starting from March 2005. The Pavilion’s main attraction, “Nature Contact,” used advanced Hitachi IT technologies to bring endangered animals to life before the eyes of visitors. Our guests were also given the chance to interact firsthand with some of Hitachi’s cutting-edge technologies, like the Mu-chip, a microminiature IC chip able to carry on identification communication with external devices from a distance, and a fuel cell for use with mobile equipment.

Management’s view of the future business environment is that the Japanese economy is likely to continue to recover but that the pace of the rebound will be slowed by increasing raw material prices. In order to quickly achieve the improved business results needed to respond to shareholder expectations for higher returns, management intends to meet the challenge of the evolving business environment by making an intensified effort to ensure steady growth of the hard disk drives, plasma TVs and other mainstream businesses and to reduce expenses of every kind, including material procurement, distribution and communication costs. Efforts will also be made to secure and maintain customer confidence in Hitachi. For this, high priority will be placed on thorough adherence to manufacturing company fundamentals, most notably product and service quality control.

The management team hopes that it will continue to receive your understanding and support.

November 2005

Etsuhiko Shoyama
President and Chief Executive Officer

Outline of Business Results

Information & Telecommunication Systems

Solid performance was registered in revenues of outsourcing services operations. However, a decline in revenues of hardware business, due in part to the effect that the Company sold shares of former Hitachi Printing Solutions, Ltd. to Ricoh Company, Ltd., segment revenues decreased 1% from the same period of the preceding year, to JPY1,057.1 billion. Operating income decreased 20%, to JPY23.2 billion, due primarily to the significant downturn in the hard disk drive operations’ profitability.

Electronic Devices

The segment revenues decreased 16% from the same period of the preceding year, to JPY583.1 billion, and operating income decreased 69%, to JPY9.2 billion, respectively, due primarily to a decline in LCDs effected by intensifying competition in the market.

Power & Industrial Systems

Solid performance was registered in industrial equipment and air-conditioning equipment. Elevators and escalators business and Hitachi Construction Machinery Co., Ltd. also registered good growth mainly in the overseas market. In addition, revenues of automotive products were boosted by the effect that the Company merged TOKICO LTD. on October 1, 2004. Thus, segment revenues increased 14% from the same period of the preceding year, to JPY1,278.9 billion. Operating income increased 130%, to JPY23.2 billion.

Digital Media & Consumer Products

Segment revenues decreased 5% from the same period of the preceding year, to JPY611.8 billion, due primarily to the price decline of flat-screen televisions such as plasma TVs and home appliances. The segment recorded an operating loss of JPY16.2 billion, compared to an operating income of JPY10.6 billion in the same period of the preceding year, due primarily to the downturn in Fujitsu Hitachi Plasma Display Limited.

High Functional Materials & Components

Segment revenues increased 3% from the same period of the preceding year, to JPY760.4 billion, due primarily to solid performance registered by Hitachi Chemical Co., Ltd. and Hitachi Metals, Ltd., mostly for the electronic related products and automotive related business. Operating income rose 19%, to JPY48.0 billion.

Logistics, Services & Others

Hitachi Transport System, Ltd. registered a good growth mainly in the third party logistics business, which performs distribution services comprehensively entrusted from customers. However, Hitachi Mobile Co., Ltd. and overseas sales companies performed poorly. Thus, segment revenues decreased 7% from the same period of the preceding year, to JPY570.5 billion, and operating income decreased 8%, to JPY6.8 billion.

Financial Services

Segment revenues decreased 4%, to JPY260.8 billion, from the same period of the preceding year. Operating income increased 60%, to JPY16.0 billion, due primarily to the increased profit of Hitachi Capital Corporation by cutting of financial costs.

Information on Common Stock (As of September 30, 2005)

Authorized                    10,000,000,000 shares

Issued                              3,368,126,056 shares

Capital	Stock JPY282,033,991,613
Number	of Shares per Unit 1,000 shares
Number	of Shareholders 421,133

Shareholders Composition

Class of Shareholders	Number of Shareholders	Number of Shares Owned (shares)	Percentage of Total Shares Issued (%)
Financial Institutions and Securities Firms	452	939,914,440	27.91
Individuals	415,765	1,043,652,895	30.99
Foreign Investors	1,042	1,254,984,155	37.26
Others	3,869	129,512,248	3.84
Governments	5	62,318	0.00

Total	421,133	3,368,126,056	100.00

Transition of Shareholders Composition

Class of Shareholders	March 2004	March 2005	September 2005
Financial Institutions and Securities Firms	30.62%	27.90%	27.91%
Individuals	29.79%	31.67%	30.99%
Foreign Investors	34.66%	36.47%	37.26%
Others	4.92%	3.96%	3.84%
Governments	0.01%	0.00%	0.00%

Total	100.00%	100.00%	100.00%

10 Largest Shareholders

Name of Shareholders	Number of Shares Owned (shares)	Percentage of Total Shares Issued (%)
NATS CUMCO	288,094,500	8.55
The Master Trust Bank of Japan, Ltd.	185,289,000	5.50
Japan Trustee Services Bank, Ltd.	170,292,000	5.06
State Street Bank and Trust Company	159,061,162	4.72
The Chase Manhattan Bank, N.A. London	129,477,213	3.84
Nippon Life Insurance Company	98,173,195	2.91
Hitachi Employees’ Shareholding Association	93,670,952	2.78
The Dai-Ichi Mutual Life Insurance Company	75,532,222	2.24
Trust & Custody Services Bank, Ltd.	64,917,000	1.93
Meiji Yasuda Life Insurance Company	49,079,818	1.46

Note:	NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A., for the aggregate of the Company’s American Depositary Receipts (ADRs) holders.

Board of Directors and Executive Officers (As of October 1, 2005)

Board of Directors

Board Director (Chair)		Yoshiki Yagi
Director	*	Etsuhiko Shoyama
Director		Kotaro Muneoka
Director	*	Takashi Miyoshi
Director	**	Ginko Sato
Director	**	Hiromichi Seya
Director	**	Akira Chihaya
Director	**	Toshiro Nishimura
Director	*	Isao Uchigasaki
Director		Takashi Kawamura
Director		Yoshiro Kuwata
Director		Hiroshi Kuwahara
Director		Masayoshi Hanabusa
Director		Ryuichi Seguchi

(Notes)	1.	The Directors marked with * concurrently serve as Executive Officers.
	2.	The Directors marked with ** are outside directors who fulfill the qualification requirements to be outside directors as provided for in Article 188.2.7-2 of the Commercial Code of Japan.
	3.	Members of each committee are as follows.
		Nominating Committee:	Etsuhiko Shoyama, Ginko Sato, Hiromichi Seya, Toshiro Nishimura, Masayoshi Hanabusa (Chair)
		Audit Committee:	Yoshiki Yagi (Chair), Kotaro Muneoka, Ginko Sato, Hiromichi Seya, Toshiro Nishimura,
		Compensation Committee:	Etsuhiko Shoyama, Hiromichi Seya, Akira Chihaya, Toshiro Nishimura, Masayoshi Hanabusa (Chair)

Executive Officers

Representative Executive Officer President and Chief Executive Officer	Etsuhiko Shoyama	In charge of overall management.

Representative Executive Officer Executive Vice President and Executive Officer	Isao Ono	In charge of sales operations, information & telecommunication systems business and group procurement.

Representative Executive Officer Executive Vice President and Executive Officer	Michiharu Nakamura	In charge of research & development and business incubation.

Representative Executive Officer Executive Vice President and Executive Officer	Masaharu Sumikawa	In charge of power & industrial systems business, automotive systems business and production engineering.

Representative Executive Officer Executive Vice President and Executive Officer	Kazuo Furukawa	In charge of information & telecommunication systems business, digital media business, Hitachi group global business, corporate export regulation and business development.

Senior Vice President and Executive Officer	Hiroaki Nakanishi	In charge of Hitachi group global business (North America).

Senior Vice President and Executive Officer	Takashi Hatchoji	In charge of Hitachi group legal and corporate communications, corporate auditing and human resources.

Senior Vice President and Executive Officer	Takashi Miyoshi	In charge of finance and corporate pension system.

Senior Vice President and Executive Officer	Takuya Tajima	In charge of sales operations.

Vice President and Executive Officer	Shigeharu Mano	In charge of power systems business.

Vice President and Executive Officer	Gaku Suzuki	In charge of industrial systems business.

Vice President and Executive Officer	Kunihiko Ohnuma	In charge of urban planning and development systems business.

Vice President and Executive Officer	Manabu Shinomoto	In charge of system solutions business, platform and network systems business.

Vice President and Executive Officer	Kazuhiro Tachibana	In charge of consumer business.

Vice President and Executive Officer	Makoto Ebata	In charge of digital media business.

Vice President and Executive Officer	Taiji Hasegawa	In charge of automotive systems business.

Vice President and Executive Officer	Junzo Kawakami	In charge of research & development.

Vice President and Executive Officer	Kazuhiro Mori	In charge of Hitachi group companies management assistance.

Vice President and Executive Officer	Minoru Tsukada	In charge of Hitachi group global business (China).

Vice President and Executive Officer	Masahiro Hayashi	In charge of sales operations (Kansai area).

Vice President and Executive Officer	Iwao Hara	In charge of human resources.

Vice President and Executive Officer	Shozo Saito	In charge of power systems engineering.

Executive Officer	Yasuo Sakuta	In charge of intellectual property.

Executive Officer	Takao Suzuki	In charge of sales operations (Chugoku area).

Executive Officer	Koichiro Nishikawa	In charge of business development.

Hitachi Group Executive Officer	Isao Uchigasaki	In charge of Hitachi group overall strategy.

(Note)	Mr. Gaku Suzuki was newly elected as Vice President and Executive Officer at the Company’s Board of Directors meeting held on July 28, 2005 and assumed the position on August 1, 2005.

Interim Financial Information for the First Half of the Year Ending March 31, 2006

Consolidated Financial Statements (Summary)

Consolidated Balance Sheets

	Billions of yen
	September 30, 2005	March 31, 2005
(Assets)
Current assets	5,394.8	5,338.8
Investments and advances	970.7	894.8
Property, plant and equipment	2,400.0	2,357.9
Other assets	1,123.9	1,144.6
Total assets	9,889.6	9,736.2

(Liabilities and stockholders’ equity)
Current liabilities	4,110.8	4,064.5
Noncurrent liabilities	2,486.9	2,442.8
Minority interests	955.8	921.0
Total stockholders’ equity	2,335.8	2,307.8
Total liabilities and stockholders’ equity	9,889.6	9,736.2

Consolidated Statements of Operations

	Years ended March 31
	First half of 2006	First half of 2005	2005
	(Billions of yen)
Revenues	4,413.3	4,329.9	9,027.0
Operating income	77.7	127.3	279.0
Income before income taxes and minority interests	82.1	136.0	264.5
Income before minority interests	21.1	67.9	114.5
Net income (loss)	(10.9)	41.1	51.4

Consolidated Statements of Cash Flows

	Years ended March 31
	First half of 2006	First half of 2005	2005
	(Billions of yen)
Cash flows from operating activities	221.1	150.5	565.3
Cash flows from investing activities	(255.4)	(193.6)	(526.9)
Cash flows from financing activities	(37.7)	(111.2)	(99.4)
Effect of exchange rate changes on cash and cash equivalents	9.4	9.0	5.3
Net decrease in cash and cash equivalents	(62.6)	(145.3)	(55.6)
Cash and cash equivalents at beginning of period	708.7	764.3	764.3
Cash and cash equivalents at end of period	646.0	619.0	708.7

(Notes)	1.	The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States.
	2.	Operating income and segment information have been prepared in conformity with accounting principles generally accepted in Japan.
	3.	The number of consolidated subsidiaries including variable interest entities is 966 and the number of companies accounted for under the equity method is 159 as of the end of September 2005.
	4.	The Company reclassified cash receipts from lease receivables related to the products manufactured by the Company and its subsidiaries as “Cash flows from operating activities” in place of “Cash flows from investing activities.” The reclassification was applied to the cash flows for the first half of the year ended March 31, 2005.

Unconsolidated Financial Statements (Summary)

Unconsolidated Balance Sheets

	Billions of yen
	September 30, 2005	March 31, 2005
(Assets)
Current assets	1,851.9	1,860.5
Fixed assets	1,922.4	1,891.9
Tangible fixed assets	333.5	333.8
Intangible fixed assets	178.6	185.5
Investments	1,410.2	1,372.6
Total assets	3,774.3	3,752.5

(Liabilities and stockholders’ equity)
Current liabilities	1,672.0	1,776.5
Noncurrent liabilities	712.6	610.2
Total liabilities	2,384.7	2,386.8
Capital stock	282.0	282.0
Capital surplus	281.6	281.6
Retained earnings	786.1	784.4
Unrealized holding gains on securities	59.0	36.6
Treasury stock	(19.3)	(19.1)
Total stockholders’ equity	1,389.6	1,365.6
Total liabilities and stockholders’ equity	3,774.3	3,752.5

Unconsolidated Statements of Operations

	Years ended March 31
	First half of 2006	First half of 2005	2005
	(Billions of yen)
Revenues	1,210.7	1,152.8	2,597.4
Operating income (loss)	(19.2)	(21.7)	(5.6)
Ordinary income	8.9	9.6	22.2
Extraordinary gain	8.5	14.4	63.1
Extraordinary loss	4.2	—	66.1
Income before income taxes	13.1	24.1	19.2
Net income	20.0	26.5	10.3

(Notes)	1.	Accumulated depreciation of tangible fixed assets: JPY961.6 billion
	2.	Net income per share for the first half of the year ending March 31, 2006: JPY6.01
	3.	Extraordinary gain of JPY8.5 billion consists of JPY4.1 billion of sale of land, JPY3.4 billion of gain on sale of affiliates’ stock and JPY0.9 billion of gain on sale of investments in securities.
	4.	Extraordinary loss of JPY4.2 billion consists of JPY3.2 billion of extraordinary loss on restructuring charges and JPY1.0 billion of impairment loss on affiliates’ stock.
	5.	Extraordinary loss on restructuring charges indicated in Note 4 was posted in accordance with the restructuring of affiliated company.

Five-Year Summary

	Years ended March 31
	2002	2003	2004	2005	2006 (1st half)
	(Billions of yen)
Consolidated Financial Information
Revenues	7,993.7	8,191.7	8,632.4	9,027.0	4,413.3
Overseas revenues	2,549.1	2,645.2	2,977.5	3,277.4	1,672.0
Operating income (loss)	(117.4)	152.9	184.8	279.0	77.7
Net income (loss)	(483.8)	27.8	15.8	51.4	(10.9)

Unconsolidated Financial Information
Revenues	3,522.2	3,112.4	2,488.8	2,597.4	1,210.7
Operating income (loss)	(84.7)	53.7	7.5	(5.6)	(19.2)
Net income (loss)	(252.6)	28.2	40.1	10.3	20.0

Revenues by Industry Segment (Consolidated basis)

First half of year ended March 31, 2006
Information & Telecommunication Systems	21%
Electronic Devices	11%
Power & Industrial Systems	25%
Digital Media & Consumer Products	12%
High Functional Materials & Components	15%
Logistics, Services & Others	11%
Financial Services	5%

Subtotal	5,122.9 billion yen
Eliminations & Corporate items	709.6 billion yen
Total	4,413.3 billion yen

(Note)	Percentage figures shown above are the proportions of each segment revenues to subtotal.

Operating Income by Industry Segment (Consolidated basis)

First half of year ended March 31, 2006
(Billions of yen)
Information & Telecommunication Systems	23.2
Electronic Devices	9.2
Power & Industrial Systems	23.2
Digital Media & Consumer Products	(16.2)
High Functional Materials & Components	48.0
Logistics, Services & Others	6.8
Financial Services	16.0

Subtotal	110.4 billion yen
Eliminations & Corporate items	32.6 billion yen
Total	77.7 billion yen

Overseas Revenues by Market (Consolidated basis)

First half of year ended March 31, 2006
Asia	44%
North America	27%
Europe	20%
Other Areas	9%